UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                              April 26, 2018

  By E-Mail
  Robert Leclerc, Esq.
  King & Spalding LLP
  1185 Avenue of the Americas
  New York, NY 10036

          Re:      Xerox Corporation
                   PREC14A Filed on April 18, 2018
                   Soliciting Material filed pursuant to Rule 14a-12 on April 16 and 17, 2018
                   Filed by Darwin Deason, et al.
                   File No. 001-04471

  Dear Mr. Leclerc:

         We have reviewed the filings listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

  Soliciting Material Filed Pursuant to Rule 14a-12 on April 16, 2018

  Exhibit 1

  Exhibit 99.3

      1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for the following statement supplementally:

                On page 1 of the slide presentation entitled "Darwin Deason Amended Complaints
                (Redacted)*" you state "[s]cores of documents remain improperly withheld..."
 Robert Leclerc, Esq.
King & Spalding LLP
April 26, 2017
Page 2

Soliciting Material Filed Pursuant to Rule 14a-12 on April 17, 2018

Exhibits 1 and 2 to Exhibit 1

   2. See our last comment above. In future filings, the following statements or types of statements should be characterized as a belief, supported by facts, or avoided:

           On page 1 of the letter to shareholders, you state "[b]oth the substance of the proposed value-destroying transaction and the conflict-tainted process..."

           On slide 3, you state "...fight publicly against the self-interested, value-destroying entrenchment tactics..." and on slide 12 you state "never wanted to pursue for their own selfish reasons."

           On slides 6 and 15, you state "...conflicted Xerox CEO, who betrayed shareholders by `serving as a loyal agent of the acquirer'..."

   3. Disclosure on slide 11 states that "[t]his intentional deceit prevented shareholders..."
      You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide us with or disclose the factual foundation for this statement. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

Preliminary Proxy Statement Filed on April 18, 2018

Participants in the Solicitation of Proxies, page 6

   4. To the extent not provided, please provide the information required by
Item 5(b)(1)(i),
      Item 5(b)(1)(ii), Item 5(b)(1)(ix), Item 5(b)(1)(x) and Item 5(b)(1)(xi)
of Schedule 14A
      for each participant and, where applicable, each participant's associates.

Background to the Solicitation, page 10

   5. We note the disclosure in the Schedule 13D which states that "[t]he Reporting Persons intend to have discussions with representatives of the Issuer's management and board of directors relating to improving operational performance and pursuing strategic alternatives, as well as the possibility of board representation." Please expand your disclosure to include any other material contacts you had with Xerox, both before and after the filing of the Schedule 13D, to provide all necessary context for your interactions with Xerox. As an example only, we note from Icahn's open letter to Xerox shareholders dated December 12, 2017 and filed as soliciting material on the same date Mr. Icahn's assertion that: "the primary reason Xerox stock is up 30% year-to-date is the Conduent spin-off that I spent over a year fighting for." However, there is no disclosure detailing
 Robert Leclerc, Esq.
King & Spalding LLP
April 26, 2017
Page 3

       the discussions between Icahn and Xerox which prompted the announcement of the spin-
       off on January 29, 2016.

   6. Disclosure on page 11 states that in late November 2017 Icahn learned that certain members of the Board were advocating that the Company abruptly and dramatically change course on a number of significant issues, which issues you later discussed with
      Mr. Keegan and appear to have been a major factor in Mr. Christodoro's resignation from the Board. Please expand your disclosure to describe what these abrupt and dramatic changes were.

Proposal 1   Election of Directors, page 13

   7. Please elaborate upon the Nominees' intent to effect "positive change" at the Company to discuss specific plans or intentions, to the extent known. To the extent you do not have current plans or intentions, so state.

   8. Please disclose Mr. Christodoro's principal occupation or employment following his departure from Icahn Capital LP in February 2017. Refer to Item 7(b) of
Schedule 14A
      and Item 401(e)(1) of Regulation S-K.

Cost and Method of Solicitation, page 22

   9. Disclosure on page 22 states that the solicitation of proxies will be made by, among other people, certain employees of Icahn Enterprises and Deason. Please describe the class or classes of employees to be so employed, and the manner and nature of their employment for such purpose. Refer to Item 4(b)(2) of Schedule 14A.

Additional Information, page 23

   10. When referring security holders to information you have omitted in reliance on Rule 14a-
       5(c), please either provide a general reference that certain omitted information can be found in Xerox's proxy statement, or specifically state what information you have omitted. For instance, we note that certain information regarding the compensation that
       Mr. Christodoro received from Xerox as a director of the company has been omitted from your proxy statement, but you have not referred security holders to this information in
       Xerox's proxy statement.

   11. Disclosure on page 23 states that "[t]his information is expected to be contained in
       Xerox's public filings." Please revise this statement to remove the implication that you may omit information from your proxy statement as long as you refer security holders to such omitted information in any of Xerox's public filings. Please note that Rule 14a-5(c)
       only allows information contained in any other proxy soliciting material which has been furnished to each person solicited in connection with the same meeting or subject matter to be omitted from your proxy statement.
 Robert Leclerc, Esq.
King & Spalding LLP
April 26, 2017
Page 4

Form of Proxy

   12. Please clearly mark your form of proxy as preliminary. See Rule 14a-6(e)(1).

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Bryan Hough, Attorney-Advisor, at (202) 551-8625 or me
at (202) 551-3263.

                                                            Sincerely,

                                                            /s/ Christina Chalk

                                                            Christina Chalk
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions